UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2006

CREW GOLD CORPORATION

(Name of Registrant)

Abbey House, Wellington Way, Weybridge, Surrey KT13 OTT, Great Britain

(Address of principal executive offices)

News Release dated January 26, 2006:    Shipment of Kelian Plant Completed

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx         Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Crew Gold Corporation:  SEC File No. 12b=#1-11816

(Registrant)

Date: March 24, 2004:   /s/ Frederic Puistienne

Frederic Puistienne, C.F.O.

Shipment of Kelian Plant Completed

London, January 26, 2005 Crew Gold Corporation (TSX & OSE: CRU) and Guinor Gold Corporation (TSX & OSE: GNR) report, that in line with the revised schedule, the last shipment of the Kelian plant has arrived, and been off loaded, in Conakry, Guinea.

Jan Vestrum, President and CEO of Crew comments - "At a time of escalating capital costs and extended equipment delivery schedules, we are pleased to report that the last shipment of the Kelian plant purchased in 2005 has arrived in line with the revised forecast. The acquisition of the Kelian processing plant is a key driver of the successful expansion at LEFA Corridor Project in Guinea and has saved shareholders in excess of US$50 million in capital outlay."

To accelerate the delivery of the plant through the port and up to the mine site, Guinor arranged in Q1 2005, a visit to Indonesia and the Kelian mine site by senior Guinean Customs and Mining department officials. This has expedited customs clearance in Guinea, which is taking place at the LEFA Corridor mine site. The cargo is being transported to the mine site by a convoy of trucks, replicating the process undertaken with the first shipment which arrived in late November.

The commissioning of the plant is expected to take place late Q4, 2006.

Jan A Vestrum,

President and CEO

______________________________________________________________________

For more information please contact our UK Head Office (TEL +44 -1932 268755) or by email to

enquiries@crewgold.com. For more information about Crew, additional contact information or to subscribe to future news releases, please visit www.crewgold.com

____________________________________________________________________________________

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the companies or by officers, directors or employees of the companies acting on the companies’ behalf, that are not statements of historical fact, may constitute "forward-looking statements" and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew and Guinor are conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, the amount and timing of the closing of the financings by Crew, targeted production cash costs and forecasted cash reserves, Crew and Guinor's hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "does not expect", "is expected", “targets”, "budget", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forwardlooking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew Gold Corporation and Guinor Gold Corporation have attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.